United States securities and exchange commission logo





                          November 8, 2023

       Jeremy M. Levin, DPhil, MB Chir
       Chief Executive Officer
       Ovid Therapeutics Inc.
       441 Ninth Avenue, 14th Floor
       New York, New York 10001

                                                        Re: Ovid Therapeutics
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed November 3,
2023
                                                            File No. 333-275307

       Dear Jeremy M. Levin:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tim
Buchmiller at 202-551-3635 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Laura A. Berezin, Esq.